Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
December 31, 2024

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Index
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Equitable Advisors, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Equitable Advisors, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
March 13, 2025

We have served as the Company's auditor since 1999.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Financial Condition
Year Ended December 31, 2024

Assets

Cash and cash equivalents	$	117,757,130
Receivable from affiliates		1,082,188
Receivable from sponsors and broker-dealers		33,680,009
Deferred tax assets		1,984,662
Prepaids and other assets, net		9,936,371
Goodwill & other intangible assets	$	4,317,566
Total assets	$	168,757,926

Liabilities and Member's Capital

Liabilities

Payable to affiliates	$	31,190,640
Payable for commissions and fees		33,294,666
Other liabilities		2,382,861
Total Liabilities		66,868,167
Member's Capital		101,889,759
Total liabilities and member's capital	$	168,757,926

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2024

1) Organization

Equitable Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Equitable Distribution Holding Corporation (Holding) which is a wholly owned subsidiary of Equitable Financial Services, LLC (EFS). EFS is a direct, wholly owned subsidiary of Equitable Holdings, Inc. (EQH).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by Equitable Financial Life Insurance Company (EFLIC) and Equitable Financial Life Insurance Company of America (EFLOA), wholly owned subsidiaries of EFS. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals (FP's) contracted with Equitable Network, LLC, an affiliate, and the Company.

LPL Financial LLC (LPL), an independent brokerage firm, provides clearing and certain back-office brokerage services to the Company on a fully disclosed basis. The agreement between LPL and the Company is in effect through June 30, 2029 (the LPL Agreement). The LPL Agreement will renew automatically for an additional twenty-four month term unless terminated under certain conditions.

2) Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2024

Adoption of New Accounting Pronouncements

Description	Effective Date and Method of Adoption
ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures	
This ASU provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements.	The Company adopted the new accounting standard ASU 2023-07 for the year ended December 31, 2024. See Note 9 of the Notes to these Financial Statements for details.

Future Adoption of New Accounting Pronouncements

Description	Effective Date and Method of Adoption	Effect on the Financial Statement or Other Significant Matters
ASU 2023-09: Income Taxes (Topic 740): Improvements to Income Tax		
The ASU enhances existing income tax disclosures primarily related to the rate reconciliation and income taxes paid information. With regard to the improvements to disclosures of rate reconciliation, a public business entity is required on an annual basis to (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Similarly, a public entity is required to provide the amount of income taxes paid (net of refunds received) disaggregated by (1) federal, state, and foreign taxes and by (2) individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures, for example, an entity is required to provide (1) pretax income (or loss) from continuing operations disaggregated between domestic and foreign, and (2) income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign.	The ASU will be effective for annual periods beginning after December 15, 2024. Entities are required to apply the ASU on a prospective basis.	The adoption of ASU 2023-09 is not expected to materially impact the Company's financial position, results of operation, or cash flows

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2024

Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024, the cash held at two banks exceeded the Federal Deposit Insurance Company (FDIC) insurance limits.

Cash equivalents at December 31, 2024 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein, totaling $112,688,859.

Given the concentration of cash and cash equivalents, the Company may be exposed to certain counterparty risk.

Prepaids and Other Assets, net

Prepaids and other assets include $1,261,200 of technology and analysis subscription cost chargebacks to FP's, reduced by an allowance for doubtful accounts of $426,700 (the allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is primarily based on the current aging and historical collectability of these receivables), prepaid regulatory fees of $148,354, prepaid federal and state tax liability of $6,239,723 and accrued advisory fees for client accounts on an arrears billing cycle of $2,713,793.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the estimated fair value of identifiable net assets acquired in a business combination. The Company tests goodwill for recoverability each annual reporting period at December 31 and more frequently if facts or circumstances are indicative of potential impairment.

The Company's intangible assets reflect amounts assigned to acquired customer relationships and contracts at the time of acquisition, less accumulated amortization. These intangible assets generally are amortized on a straight-line basis over their estimated useful life of approximately 7 years. All intangible assets are periodically reviewed for impairment as events or changes in circumstances indicated that the carrying value may not be recoverable. If the carrying value exceeds fair value, impairment tests are performed to measure the amount of the impairment loss, if any.

As of December 31, 2024, the Company had goodwill of $3,130,041 and intangible assets of $1,187,525 totaling $4,317,566 resulting solely from the acquisition of Penn Investment Advisors (PIA) in 2023.

As of December 31, 2024, the Company's annual testing resulted in no impairment of goodwill, as the fair value of the reporting unit exceeded its carrying amount at each respective date. .

Income Taxes

The Company is included in the consolidated federal income tax return filed by EQH, and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amounts of current and deferred income tax-related assets and liabilities are recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2024

separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

<u>Subsequent Events</u>

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through March 13, 2025, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.

3)   Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

Financial Instruments Measured at Fair Value on a Recurring Basis

December 31, 2024	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 112,688,859	$ —	$ —	$ 112,688,859

Cash equivalents classified as Level 1 include investments in a money market fund of an affiliated registered investment advisor, AllianceBernstein and is carried at its approximate fair value as reported by the registered money market fund.

4)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $48,466,239 which exceeded required net capital of $4,457,880 by $44,008,359 and the Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

5)   Transactions With Affiliates

Equitable Advisors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Notes to Financial Statements
Year ended December 31, 2024

On December 9, 2024 the Company's Board of Directors authorized a $130 million distribution to its parent, Holding. The amount was paid on December 13, 2024. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule.

During 2024, the Company earned commissions concessions and fees from affiliates of $4,964,991 from AllianceBernstein, $1,888,056 from Equitable Distributors, LLC (EDL) and $154,143 from Equitable Investment Management Group LLC (EIMG).

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, EFLIC provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2024, the Company incurred expenses of $86,309,075 for the cost of such personnel and services, including $1,110,942 of allocated costs for various share-based compensation plans sponsored by EQH.

The following table provides information relating to the Company's affiliated receivables and payables as of December 31, 2024

Receivable From Affiliates		
Alliance Bernstein for commissions	$	840,262
Equitable Distributors for commissions		241,926
Total Receivable from Affiliates	$	1,082,188
Payable to Affiliates		
EFLIC and its affiliates for shared services	$	12,983,892
Equitable Network for reimbursement of commissions expenses		17,795,883
EFLIC for commissions on Momentum products custodied at LPL		403,140
EFLIC for the reimbursement of taxes paid		7,725
Total Payable to affiliates	$	31,190,640

During 2024, the Company earned $523,830,000 of commissions, concessions and fees and 209,942,947 of investment products and distribution fees from affiliates, which were simultaneously paid out to FPs or paid to the affiliates for services pursuant to the agreements described above.

6)   **Income Taxes**

As a single member limited liability company, the Company is treated as a division of Holding for Federal and State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of EQH and it is reasonable to expect EQH's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

The Company had the following deferred tax assets as of December 31, 2024.

State net operating loss	$ 7,631
Deferred compensation	3,190,301
State income tax	(1,262,809)
Other	49,539
Deferred Tax Assets	$ 1,984,662

At December 31, 2024, the Company had a total net deferred state tax asset of $ $909,443 and a net deferred federal income tax asset of $1,075,219.

The Company has determined that it is more likely than not that the federal, state and local deferred tax assets will be realized. As of December 31, 2024, the Company had total current taxes receivable of $6,239,723 comprised of a federal income tax of $2,276,795 and a state income tax of $3,962,928.

The effective rate of 26% differs from the statutory tax rate of 21% primarily due to state income taxes of $8,919,599 net of federal benefit.

As of December 31, 2024, the Company had no liability for uncertain tax positions.

As of December 31, 2024, tax years 2014 through 2018 and 2020 through 2024 remain subject to examination by the Internal Revenue Service and the 2018 through 2024 tax years are open to examination by state tax authorities.

7)   **Off-Balance Sheet Risk**

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2024, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

8) Commitments And Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company estimates a liability which is included within Other liabilities on the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

9) Business Segment Information

As a securities broker-dealer, the Company engages in a single line of business, which is comprised of several classes of services, including the distribution of shares of mutual funds issued by affiliates and third parties, the sale of brokerage products and variable annuity and life insurance contracts issued by affiliates, offering services in connection with asset management accounts and money management products. The Company has identified its President as the chief operating decision maker ("CODM"). The CODM uses net income to evaluate the results of the business and decide how to allocate resources. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.